UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*

                                  MARKETU INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    57061Y101
                                 (CUSIP Number)

                                 Khachik Toomian
                             902 S. Glendale Avenue
                          Glendale, California CA91205
                         c/o Mike Garian (818) 543-3037
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061Y101

1.    Names of Reporting Persons I.R.S. Identification Nos. of Above Persons.
      Khachik Toomian         .

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)         X
            -------------
      (b)
            ------------

3.    SEC Use Only   _________________________

4.    Source of Funds (See Instructions)              PF
                                                -------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization            USA
                                                -------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power       2,000,000
                        ------------------------

8.    Shared Voting Power
                              ------------------------

9.    Sole Dispositive Power        2,000,000
                              ------------------------

10.   Shared Dispositive Power
                                    ------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                2,000,000
           ------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)   __________________________

13.   Percent of Class Represented by Amount in Row (11)          39.6%
                                                            ------------------

14.   Type of Reporting Person (See Instructions)     IN
                                                   ---------

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock of MarketU Inc. (previously known as North American Resort & Golf, Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 33613 2nd Avenue, Mission, British Columbia, Canada V2V 6T8.


Item 2. Identity and Background

(a)   Khachik Toomian

(b)   902 S. Glendale Avenue, Glendale, California CA91205

(c) Building contractor with Toomian Electric, c/o 902 S. Glendale Avenue, Glendale, California CA91205

(d)   During the last five years,  Khachik  Toomian has not been  convicted in a
      criminal    proceeding    (excluding   traffic   violations   or   similar
      misdemeanors).

(e) During the last five years, Khachik Toomian was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Khachik Toomian is a U.S. citizen.


Item 3. Source and Amount of Funds or Other Consideration

On September 21, 2000, Khachik Toomian acquired from Christine Cerisse 2,000,000 shares of common stock of the Company. The 2,000,000 shares were paid for with cash of Cdn$225,000 (approximately US$153,000).


Item 4. Purpose of Transaction

The securities of the Company were acquired by Khachik Toomian in connection with his acquisition of influence to the control of the Company. Mr. Toomian plans to acquire an additional 2,000,000 units of the Company for an aggregate purchase price of US$300,000. Each unit consists of one common share in the capital stock of the Company and a one-half non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share at a price of US$0.25 if exercised during the first year and US$0.30 during the second year.


Item 5. Interest in Securities of the Issuer.

(a) Khachik Toomian beneficially owns 2,000,000 shares of common stock of the Company, which represents 39.6% of outstanding shares of common stock of the Company.

(b) Khachik Toomian has the sole power to vote and dispose of the 2,000,000 shares of common stock.

(c)   See Item 3 of this Schedule.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Item 3 of this Schedule.

Item 7. Material to be Filed as Exhibits.

(a) Exhibit A - Share Purchase Agreement dated September 12, 2000, amendment no. 1 dated September 21, 2000, among Christine Cerisse, Lawrence Austin and 612559 B.C. Ltd. (1)

(b) Exhibit B - Assignment of Share Purchase Agreement dated September 21, 2000 regarding 2.0M Stock to Khachik Toomian. (1)

(1) Filed as an Exhibit to the Schedule 13D filed by 612559 B.C. Ltd. with the SEC on October 17, 2000, and incorporated herein by reference.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 17, 2000


/s/ Khachik Toomian
Signature of Khachik Toomian


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).